                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------


                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).


For the fiscal year ended December 31, 2001

             -------------------------------------------------------

                                       OR

(_) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEES REQUIRED).

         For the transition period from ____________ to ____________


                         Commission file number 1-07533

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FEDERAL REALTY INVESTMENT TRUST
                       SAVINGS AND RETIREMENT 401(K) PLAN

            --------------------------------------------------------


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         FEDERAL REALTY INVESTMENT TRUST

                           1626 EAST JEFFERSON STREET

                            ROCKVILLE, MARYLAND 20852

Report of Independent Certified Public Accountants


To the Trustees of the
Federal Realty Investment Trust Savings and Retirement 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended and the supplemental schedule of assets held for investment purposes as of December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000, were audited by other auditors whose report dated June 22, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Federal Realty Investment Trust Savings and Retirement 401(k) Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of December 31, 2001, and for the year ended, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton, LLP
Vienna, Virginia
June 20, 2002

[This is a copy of the audit report previously issued by Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.]



Report of independent public accountants



To the Trustees of the
Federal Realty Investment Trust Savings and Retirement 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Federal Realty Investment Trust Savings and Retirement 401(k) Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of December 31, 2000 and 1999, and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 2000 and 1999, and for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Vienna, Virginia
June 22, 2001

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statements of Net Assets Available for Plan Benefits

============================================================================
December 31,                                       2000              2001
----------------------------------------------------------------------------


Assets

    Investments, at fair value               $   7,983,871      $  9,531,581
    Loans to participants                          107,867           106,819
    Contributions receivable                        36,097                --
                                             -------------------------------

Total Assets                                     8,127,835         9,638,400
                                             -------------------------------

Net Assets Available for Plan Benefits       $   8,127,835      $  9,638,400
----------------------------------------------------------------------------



                The accompanying notes are an integral part of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

==============================================================================

Year ended December 31, 2001
------------------------------------------------------------------------------


Additions to Net Assets Attributed to:

    Contributions
        Employee contributions                                  $      815,661
        Employer contributions                                         219,556
        Rollover contributions                                         129,740
                                                                --------------

    Total contributions                                              1,164,957
                                                                --------------

    Investment income (loss)
        Interest and dividends                                         231,585
        Net depreciation in fair value of investments               (1,663,031)
                                                                --------------

    Total investment income (loss)                                  (1,431,446)
                                                                --------------

Total Additions (Losses)                                        $     (266,489)
------------------------------------------------------------------------------


Deductions from Net Assets Attributed to:

    Benefits paid to participants                               $    1,240,242
    Administrative expenses                                              3,834
                                                                --------------

Total Deductions                                                     1,244,076
                                                                --------------

Net Decrease                                                        (1,510,565)

Net Assets Available for Plan Benefits, beginning of year            9,638,400
                                                                --------------

Net Assets Available for Plan Benefits, end of year             $    8,127,835
------------------------------------------------------------------------------



                The accompanying notes are an integral part of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

    A summary of significant accounting policies of Federal Realty Investment Trust (the Trust) Savings and Retirement 401(k) Plan (the Plan) is as follows:

       Basis of Accounting

       The financial statements of the Plan were prepared under the accrual method of accounting.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       Investments

       The Plan's investments are stated at fair value. Fluctuations in fair value are charged to participant's accounts.


================================================================================


NOTE B--DESCRIPTION OF THE PLAN


    The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    General

    The Plan is a defined contribution plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and of Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was established on January 1, 1985, restated effective January 1, 1997, and was most recently amended effective October 1, 2001. The most recent amendment altered the allocation of forfeitures so that they reduce employer-matching contributions.

    Eligibility

    All employees, except members of collective bargaining units, may participate in the elective deferrals portion of the Plan immediately upon employment. There are no members of a collective bargaining unit as of December 31, 2001.

    Contributions

    Participants make contributions to the Plan by means of a salary deferral agreement. Participants may defer their salary by an amount equal to not less than 1 percent but not more than 20 percent of their compensation, to the extent permitted by the law. The dollar value of contributions may not exceed $10,500.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


NOTE B--DESCRIPTION OF PLAN--Continued


    The Trust will make employer-matching contributions to the Plan on behalf of all qualified participants. The amount of employer matching contributions for each eligible participant will be 50 percent of elective deferrals up to 5 percent of earnings. Employer matching and discretionary contributions will be made after one year of service is rendered with 1,000 or more hours completed by the participant, or if the participant retires, dies, or becomes disabled during the Plan year.

    Additionally, the Plan allows for discretionary contributions to be made at the end of the Plan year in an amount to be determined by the Trust. There were no such contributions made for the year ended December 31, 2001.

    Vesting

    Participants are always vested in elective deferral, employer matching, and rollover contributions. Discretionary contributions are vested based on years of service, with 100 percent vesting after five years of credited service.

    Participant Loans

    Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to a reasonable time for the purchase of a principal residence. The loans are secured by 50 percent of the vested balance in the participant's accounts and bear interest at a rate determined by the Trust based on prevailing market conditions. At December 31, 2001, interest rates ranged from 6.5 percent to 10.5 percent.

    Payment of Benefits

    Upon termination of services for reasons other than death, retirement, or disability, a participant will receive the vested percentage of his or her account balance plus earnings. The distribution can be a lump-sum distribution or may be in the form of an annuity beginning at retirement age if requested by the participant.

    Participants should refer to their summary plan description for more information regarding payment of benefits.

    Administrative Expense

    The Trust pays all third party expenses of maintaining the Plan. Total third party administrative expense for the Plan was $3,834 for the year ended December 31, 2001.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


NOTE B--DESCRIPTION OF PLAN--Continued


    Investments

    Putnam Fiduciary Trust Company (Putnam) is the trustee for the Plan portfolio. All investments are self-directed by participants.

    Investment Options

    Following are the investment options offered under Putnam:

     . Lazard Small Cap Fund--Seeks long-term capital appreciation by investing primarily in the equity securities of relatively small U.S. companies with market capitalizations in the range of the Russell 2000 Index, that the Investment Manager believes are undervalued based on their earnings, cash flow, or asset values.

     . Putnam Growth and Income Fund--Invests primarily in dividend paying stocks to provide income in addition to the growth potential of equities.

     . Putnam Investors Fund--Seeks long-term growth of capital and increased income that results from this growth by investing mainly in the common stocks of U.S. companies, with a focus on growth stocks.

     . Putnam Income Fund--Designated to provide a relatively dependable income stream and to help reduce investment risk by spreading assets across a variety of fixed-income market sectors including, but not limited to, investment grade corporate bonds, mortgage-backed securities, U.S. Treasuries, high-yield corporate bonds and foreign bonds.

     . Putnam Vista Fund--Targets the stocks of a broad group of dynamic companies in many industries that Putnam's management believes are well positioned for earnings acceleration.

     . Putnam New Opportunities Fund--Seeks long-term capital appreciation through investment in common stock in companies believed to have above-average growth potential.

     . Putnam International Growth Fund--Seeks capital appreciation through a diversified portfolio of equity securities of companies located in a country other than the United States.

     . Putnam Money Market Fund--Seeks current income with stability of principal.

     . Putnam Asset Allocation Conservation--Invests in stocks, bonds, and cash to pursue the maximum advantage of changing markets. Designed to meet the needs of investors who seek to preserve principal yet have some equity exposure to keep pace with inflation.

     . Putnam Bond Index Fund--Seeks investment in government and corporate bonds that match the performance of the bond index.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


NOTE B--DESCRIPTION OF PLAN--Continued


     . Putnam Global Equity Fund--Invests in both U.S. and international markets. Targets large, well established multinational companies whose stocks are priced attractively and whose size, scale, and power give them a competitive advantage.

     . Putnam Growth Opportunities Fund--Invests primarily in stocks of very large, highly competitive American growth companies that are world leaders in their industries. Targeted companies have strong revenue and earnings growth rates, and dominate both domestic and foreign markets.

     . Putnam Health Sciences Trust--Seeks growth potential through all areas of the health-care industry, encompassing medical devices, health-care services, pharmaceuticals, and others.

     . Putnam New Century Growth Fund--Invests in companies ranging from Internet, software, and telecommunications companies to more traditional businesses such as broadcasting, retail, finance, and electronics. Its portfolio may contain varying amounts of small-, mid-, and large-cap growth stocks.

     . Putnam Over-the-Counter & Emerging Growth Fund--Invests primarily in common stocks of small to midsize companies whose sales and earnings are growing at very strong rates. The portfolio may include common stocks that are traded on the over-the-counter (OTC) market as well as stocks of emerging growth companies listed on securities exchanges.

     . Putnam S&P 500 Fund--Targets stocks in the S&P 500 that generate returns similar to the S&P 500 Index.

     . Putnam Small Cap Value Fund--Seeks capital appreciation. The fund normally invests in common stocks of small and medium-sized companies similar in size to the Russell 2000 Index. It typically invests in companies that have market capitalizations of less than $500 million.

     . Putnam Capital Opportunities Fund--Seeks long-term growth of capital. The fund primarily invests in common stocks of U.S. companies. It invests mainly in small and mid-sized companies. The fund may invest in foreign securities.

     . CSFBDirect Securities Account--Is a self-directed brokerage window in which participants can establish a brokerage account, and subsequently purchase individual stocks and bonds--as well as mutual funds.

     . Putnam Money Market Fund--SDB-- Seeks current income with stability of principal. The fund is only for the self-directed brokerage.

     . Putnam Voyager Fund--Seeks capital appreciation. The fund invests primarily in common stocks. It generally invests in securities of large and midsize companies. The fund may employ leverage.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


NOTE B--DESCRIPTION OF PLAN--Continued


     . Putnam American Government Income Fund--Seeks high current income with preservation of capital as its secondary objective. The fund normally invests in bonds that are obligations of the U.S. Government, its agencies and instrumentalities, such as U.S. Treasury bonds and Ginnie Mae and Fannie Mae mortgage-backed bonds. The fund typically invests in bonds that have intermediate to long-term maturities (three years or longer).

     . Putnam Balanced Retirement Fund--Seeks high current return and relative stability of principal. The fund mainly invests in a combination of bonds and U.S. value stocks in approximately equal portions. The fund mainly invests in large companies. It typically invests in government and private companies with intermediate- to long-term maturities. Usually the fund will invest no more than 35 percent of assets in non-investment grade investments.

     . Putnam Strategic Income Fund--Seeks current income consistent with capital preservation. The fund invests mainly in bonds that are obligations of corporations and governments worldwide. The fund will usually not invest more than 85 percent of assets in higher-yield, higher-risk debt investments rated below BBB or its equivalent. It will typically not invest more than 20 percent of assets below CCC or its equivalent.

     . Putnam International Growth and Income Fund--Seeks capital growth. The fund invests mainly in common stocks of companies outside the United States. Although, the fund emphasizes investments in developed countries, it may also invest in companies in emerging markets. It invests mainly in value stocks and in mid-sized and large companies.

     . Putnam Emerging Markets Fund--Seeks long-term capital appreciation. The fund normally invests in common stocks of emerging market companies. Emerging market companies are companies that are located in or derive most of their revenues from business in countries with developing markets. The fund typically invests significantly in small and mid-sized companies.

     . Putnam International Voyager Fund--Seeks long-term capital appreciation. The fund normally invests at least 65 percent of assets in issuers located in at least three foreign countries other than the United States. It invests primarily in equities of small- to mid-capitalization issuers, however it can invest in companies of any size. The fund may invest in securities issued in developing, as well as developed foreign countries.

     . Putnam Global Growth and Income Fund--Seeks capital growth, with current income as a secondary objective. The fund normally invests in common stocks of companies worldwide. Typically it invests in value stocks that offer the potential for income. The fund invests mainly in mid-sized and large companies, although it can invest in companies of any size. The fund emphasizes investments in developed countries; it may also invest in companies located in emerging markets.

     . Putnam New Value Fund--Seeks long-term capital appreciation. The fund normally invests in common stocks of U.S. companies, with a focus on value stocks--stocks that the fund's advisor believes are currently undervalued by the market. It typically invests in mid-sized and large companies.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


NOTE B--DESCRIPTION OF PLAN--Continued


     . Putnam Balanced Fund--Seeks capital growth and current income. The fund typically invests in a combination of bonds and U.S. growth stocks, with a greater focus on growth stocks. It usually invests in mid-sized and large companies. The fund can invest in bonds of government and private companies mostly investment-grade in quality with intermediate- to long-term maturities. It can usually invest no more than 20 percent of assets in non-investment grade investments.

     . Putnam Equity Income Fund--Seeks current income; capital growth is a secondary consideration. The fund normally invests in common stocks of U.S. companies, with a focus on value stocks that offer the potential for current income and may also offer the potential for capital growth. It typically invests in large companies.

     .    Shares of Federal Realty Investment Trust

   Significant Assets

   At December 31, 2001 and 2000, the fair market values of individual assets that represent 5 percent or more of the Plan's net assets were as follows:

        December 31,                                     2001            2000
        ------------------------------------------------------------------------

        Putnam Growth and Income Fund               $  1,630,692    $  1,873,053
        Putnam Vista Fund                              1,869,269       3,323,236
        Putnam New Opportunities Fund                    997,622       1,310,729
        Putnam International Growth Fund                 734,262       1,001,139
        Shares of Federal Realty Investment Trust      1,586,496       1,428,535


================================================================================


NOTE C--TAX STATUS


     The Plan obtained a determination letter on November 4, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code
     (IRC) under Section 401(a). The Plan has been amended since receiving its determination letter. The Plan's trustees believe that the Plan is currently designed and operated in compliance with IRC and ERISA requirements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

================================================================================

December 31, 2001
--------------------------------------------------------------------------------

NOTE D--PARTY-IN-INTEREST TRANSACTIONS

  Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provided services to the Plan, an employer whose employees were covered by the Plan, an employee organization whose members were covered by the Plan, a person who owned 50 percent or more of such an employer or employee association, or relatives of such persons.

  The Plan invests in shares of Federal Realty Investment Trust and funds managed by Putnam; therefore these transactions qualify as parties-in-interest transactions.

================================================================================

NOTE E--PLAN TERMINATION

  Although it has not expressed any intent to do so, Federal Realty Investment Trust has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100 percent vested in their accounts.

================================================================================

NOTE F--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  2001
-----------------------------------------------------------------------------------------
    Net assets available for benefits per the financial statements           $  8,127,835

    Less: contributions receivable at December 31,                                (36,097)
                                                                             ============

    Net assets available for benefits per Form 5500                          $  8,091,738
                                                                             ============

  The following is a reconciliation of contributions per the financial statements to the Form 5500:

--------------------------------------------------------------------------------

                                                                                  2001
-----------------------------------------------------------------------------------------
    Contributions per the financial statements                               $  1,164,957

    Less: contributions receivable at December 31,                                (36,097)
                                                                             ============

    Contributions per the Form 5500                                          $  1,128,860
                                                                             ============

                                                        Supplemental Information

--------------------------------------------------------------------------------

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Schedule of Assets Held for Investment Purposes

================================================================================

December 31, 2001
--------------------------------------------------------------------------------


             Description                                        Market Value
--------------------------------------------------------------------------------

    Lazard Small Cap Fund                                   $        19,734
    Putnam Growth and Income Fund                                 1,630,692
    Putnam Investors Fund                                           168,546
    Putnam Income Fund                                              345,592
    Putnam Vista Fund                                             1,869,269
    Putnam New Opportunities Fund                                   997,622
    Putnam International Growth Fund                                734,262
    Putnam Money Market Fund                                        332,468
    Putnam Asset Allocation Conservation                                386
    Putnam Bond Index Fund                                           85,154
    Putnam Global Equity Fund                                           589
    Putnam Growth Opportunities Fund                                 28,541
    Putnam Health Sciences Trust                                     10,326
    Putnam New Century Growth Fund                                      905
    Putnam Over-the-Counter and Emergency Growth Fund                 4,173
    Putnam S&P 500 Fund                                              63,258
    Putnam Small Cap Value Fund                                      13,535
    Putnam Capital Opportunities Fund                                 4,933
    CSFBDirect Securities Account                                    13,468
    Putnam Money Market Fund--SDB                                        89
    Putnam Voyager Fund                                               4,023
    Putnam American Government Income Fund                            6,555
    Putnam Balanced Retirement Fund                                     441
    Putnam Strategic Income Fund                                        567
    Putnam International Growth and Income Fund                         815
    Putnam Emerging Markets Fund                                      1,027
    Putnam International Voyager Fund                                24,426
    Putnam Global Growth and Income Fund                              2,510
    Putnam New Value Fund                                            11,782
    Putnam Balanced Fund                                                949
    Putnam Equity Income Fund                                        20,738
    Shares of Federal Realty Investment Trust                     1,586,496
    Contributions Receivable                                         36,097
    Participant Loans                                               107,867
                                                            ----------------
    Total Assets                                            $     8,127,835
----------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       FEDERAL REALTY INVESTMENT TRUST
                                       SAVINGS AND RETIREMENT 401(K) PLAN

Dated: June 27, 2002                   By:

                                             /s/ Larry Finger
                                       Name: Larry Finger, Senior Vice President
                                             Chief Financial Officer & Treasurer

                                  EXHIBIT INDEX

Exhibit Number      Description

23.1                Consent of Independent Public Accountants
23.2                Notice Regarding Consent of Arthur Andersen LLP